State of Delaware
Secretary of State
Division of Corporations
Delivered 01:49 PM 11/10/2015
FILED 01:49 PM 11/10/2015
SR 20150858993 - File Number 5882186

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Benchmark Real Estate Investment Fund, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Rd., Ste 400 in the City of Wilmington.

Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 10th day of November, 2015.

By: Noel P. Goud
Authorized Person (s)

Name: Noel P. Goudreau